                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                               GENTA INCORPORATED
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   37245M 10 8
                                   -----------
                                 (CUSIP Number)

                              Michael G. Jesselson
                                   Suite 4101
                           1301 Avenue of the Americas
                               New York, NY 10019
                                  212-459-9517
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                  June 30, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP No. 37245M 10 8                    13D                  Page 2 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO   See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
  NUMBER OF                -0-
   SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                1,113,829
     EACH
   REPORTING      9.       SOLE DISPOSITIVE POWER
 PERSON WITH               -0-

                  10.      SHARED DISPOSITIVE POWER
                           1,113,829

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,113,829

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           20.28%

14.      TYPE OF REPORTING PERSON*
         IN

                                                                    Schedule 13D

CUSIP No. 37245M 10 8                    13D                  Page 3 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Benjamin J. Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO   See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
   NUMBER OF               -0-
    SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                1,113,829
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               -0-

                  10.      SHARED DISPOSITIVE POWER
                           1,113,829

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,113,829

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           20.28%

14.      TYPE OF REPORTING PERSON*
         IN

                                                                    Schedule 13D

CUSIP No. 37245M 10 8                    13D                  Page 4 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Erica Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO   See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
   NUMBER OF               -0-
     SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                668,298
     EACH
   REPORTING      9.       SOLE DISPOSITIVE POWER
 PERSON WITH               -0-

                  10.      SHARED DISPOSITIVE POWER
                           668,298

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           668,298

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           13.24%

14.      TYPE OF REPORTING PERSON*
         IN

                                                                    Schedule 13D

CUSIP No.  37245M 10 8                   13D                  Page 5 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lucy Lang

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO   See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
   NUMBER OF               -0-
     SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                222,766
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               -0-

                  10.      SHARED DISPOSITIVE POWER
                           222,766

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222,766

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.84%

14.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP No.  37245M 10 8                   13D                  Page 6 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Theodore N. Mirvis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO   See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
   NUMBER OF               -0-
     SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                445,532
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               -0-

                  10.      SHARED DISPOSITIVE POWER
                           445,532

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           445,532

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.23%

14.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP No.  37245M 10 8                   13D                  Page 7 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson 4/8/71 Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                  7.       SOLE VOTING POWER
   NUMBER OF               222,766
     SHARES
 BENEFICIALLY     8        SHARED VOTING POWER
   OWNED BY                -0-
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               222,766

                  10.      SHARED DISPOSITIVE POWER
                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222,766

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.84%

14.      TYPE OF REPORTING PERSON*
         OO   See Item 2

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP No.  37245M 10 8                   13D                  Page 8 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Benjamin J. Jesselson 4/8/71 Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                  7.       SOLE VOTING POWER
   NUMBER OF               222,766
     SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                -0-
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               222,766

                  10.      SHARED DISPOSITIVE POWER
                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222,766

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.84%

14.      TYPE OF REPORTING PERSON*
         OO   See Item 2

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP No.  37245M 10 8                   13D                  Page 9 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Erica Jesselson 1994 CLAT

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                  7.       SOLE VOTING POWER
   NUMBER OF               222,766
     SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                -0-
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               222,766

                  10.      SHARED DISPOSITIVE POWER
                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222,766

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.84%

14.      TYPE OF REPORTING PERSON*
         OO   See Item 2

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                    Schedule 13D

CUSIP No.  37245M 10 8                   13D                 Page 10 of 19 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Erica Jesselson 6/2/89 Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e                                       / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                  7.       SOLE VOTING POWER
   NUMBER OF               445,532
     SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                -0-
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               445,532

                  10.      SHARED DISPOSITIVE POWER
                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           445,532

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.23%

14.      TYPE OF REPORTING PERSON*
         OO   See Item 2

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 11 of 19 Pages

         This statement is filed by Michael G. Jesselson ("M. Jesselson"), Benjamin J. Jesselson ("B. Jesselson"), Erica Jesselson ("E. Jesselson"), Lucy Lang ("Lang"), Theodore N. Mirvis ("Mirvis"), the Michael G. Jesselson 4/8/71 Trust ("MGJ Trust"), the Benjamin J. Jesselson 4/8/71 Trust ("BJJ Trust"), the Erica Jesselson 1994 CLAT ("EJ 1994 Trust") and the Erica Jesselson 6/2/89 Trust ("EJ Trust"). M. Jesselson, B. Jesselson, E. Jesselson, Lang, Mirvis, the MGJ Trust, the BJJ Trust, the EJ 1994 Trust and the EJ Trust are hereinafter collectively referred to as the "Reporting Persons". The MGJ Trust, the BJJ Trust, the EJ 1994 Trust and the EJ Trust are sometimes hereinafter collectively referred to as the "Trusts".

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.001 per share ("Common Stock") of Genta Incorporated ("the Company"), a Delaware corporation, whose principal executive offices are located at 3550 General Atomics Court, San Diego, California 92121.

Item 2.  Identity and Background

         M. Jesselson is a business investor with an address at Jesselson Capital Corp., 1301 Avenue of the Americas, Suite 4101, New York, New York 10019. B. Jesselson is a business investor who can be reached c/o Jesselson Capital Corp., 1301 Avenue of the Americas, New York, New York 10019. E. Jesselson is a housewife residing at 4485 Fieldston Road, Riverdale, New York 10471. Lang is a housewife residing at 4456 Waldo Avenue, Riverdale, New York 10471. Mirvis is a practicing attorney with an address at 51 West 52nd Street, New York, New York 10019.

         The MGJ and BJJ Trusts are beneficiary trusts set up in accordance with the laws of New York, created for the benefit of the named beneficiaries and their issue. The named beneficiaries are each individually the children of the late Ludwig Jesselson. The EJ 1994 and EJ Trusts are beneficiary trusts set up in accordance with the laws of New York, created for the benefit of M. Jesselson and B. Jesselson.

         The trustees for the MGJ and BJJ Trusts are M. Jesselson, B. Jesselson and E. Jesselson. The trustees for the EJ 1994 Trust are M. Jesselson and B. Jesselson, E. Jesselson and Lang. The trustees for the EJ Trust are M. Jesselson, B. Jesselson and Mirvis. The business address for the Trusts is c/o Jesselson Capital Corp., 1301 Avenue of the Americas, New York, New York 10019.

         None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic

                                                             Page 12 of 19 Pages

violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. All of the Reporting Persons are United States citizens.

Item 3.  Source and Amount of Funds or other Consideration

         In a transaction that closed on June 30, 1997, the MGJ Trust, the BJJ Trust and The EJ 1994 Trust each acquired from the Company 2 Premium Preferred Units ("Units"), and the EJ Trust acquired 4 Units, at a cost of $100,000 per Unit. Each Unit consists of 1,000 shares of convertible Series D Preferred Stock (the "Preferred Stock") and Class D Warrants to purchase 5,000 shares of the Company's Common Stock at any time prior to June 30, 2002 (the "Warrants"). The Trusts used Trust funds to purchase the Units.

Item 4.  Purpose of Transaction

         The Reporting Persons made the acquisitions reported herein for the purposes of investment pursuant to the Company's private placement offering. The Reporting Persons may acquire additional securities or dispose of securities of the Company at any time and from time to time in the open market or otherwise. The Reporting Persons disclaim that as a result of any transactions entered into they are or constitute a "group" with such persons within the meaning of Section 13(d)(3) of the Act, and Rule 13d-5 promulgated thereunder.

         The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Based upon information furnished by the Company, there are 4,378,957 shares of Common Stock outstanding as of July 8, 1997. The Reporting Persons rely upon this number.

         The MGJ, BJJ and EJ 1994 Trusts each owns (i) 2,000 shares of Preferred Stock convertible, initially, into 212,766 shares of Common Stock and (ii) Warrants to purchase 10,000 shares of Common Stock. The EJ Trust owns (i) 4,000 shares of Preferred Stock convertible, initially, into 425,532 shares of Common Stock and (ii) Warrants to purchase 20,000 shares of Common Stock.

                                                             Page 13 of 19 Pages

         The Preferred Stock is convertible into the number of fully paid and nonassessable shares of Common Stock determined by dividing the Conversion Price into $100. The Conversion Price was initially set on June 30, 1997 at $.94 and is subject to adjustment and reset if, on June 29, 1998, the Market Price of the Common Stock is less than 140% of the Conversion Price. Market Price is determined as the average closing bid price of the Common Stock for the 20 consecutive days ending on June 29, 1998. The Conversion Price is also subject to adjustment upon the occurrence of certain events. The Warrants are exercisable at $.94 per share of Common Stock, subject to the occurrence of certain events. The Warrants may be redeemed by the Company on or after June 30, 1998 under certain conditions. See Amended and Restated Certificate of Designation of Series D Convertible Preferred Stock and Warrant Agreement attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

         The Company has agreed to use its best efforts to file within 30 days after the closing date, a shelf registration statement (the "Shelf Registration Statement") with respect to the Preferred Stock and Warrants (collectively, the "Registrable Securities") held by the Reporting Persons. Each Reporting Person's Registrable Securities will be subject to a staggered "lock-up" as follows: (i) 75% of each holder's Registrable Securities for the first three months following the effective date of the Shelf Registration Statement, (ii) 50% of each holder's Registrable Securities until six months following the effective date of the Shelf Registration Statement and (iii) 25% of each holder's Registrable Securities for the nine months following the effective date of the Shelf Registration Statement. During this "lock-up" period, the holder will be restricted from exercising or converting, as the case may be, any Registrable Securities.

         (b) The trustees of each of the MGJ, BJJ and EJ 1994 Trusts share among themselves the power to vote or direct the vote and to dispose or direct the disposition of 222,766 shares of Common Stock beneficially owned by each of these Trusts, constituting approximately 4.84% of the total outstanding. The trustees of the EJ Trust share among themselves the power to vote or direct the vote and to dispose or direct the disposition of 445,532 shares of Common Stock beneficially owned by the EJ Trust, constituting approximately 9.23% of the total outstanding.

         M. Jesselson, as a trustee of the Trusts, shares power with the other trustees to vote or direct the vote and to dispose or direct the disposition of 1,113,829 shares of Common Stock owned by the Trusts, assuming the conversion and exercise of all Preferred Stock and Warrants. M. Jesselson, as a trustee of the Trusts, beneficially owns 1,113,829 shares, which constitutes approximately 20.28% of the outstanding shares of Common Stock.

                                                             Page 14 of 19 Pages

         B. Jesselson, as a trustee of the Trusts, shares power with the other trustees to vote or direct the vote and to dispose or direct the disposition of 1,113,829 shares of Common Stock owned by the Trusts, assuming the conversion and exercise of all Preferred Stock and Warrants. B. Jesselson, as a trustee of the Trusts beneficially owns 1,113,829 shares, which constitutes approximately 20.28% of the outstanding shares of Common Stock.

         E. Jesselson, as a trustee of the MGJ, BJJ and EJ 1994 Trusts, shares power with the other trustees to vote or direct the vote and to dispose or direct the disposition of 668,298 shares of Common Stock owned by the MGJ, BJJ and EJ 1994 Trusts, assuming the conversion and exercise of all Preferred Stock and Warrants owned by these trusts. E. Jesselson, as a trustee of the MGJ, BJJ and EJ 1994 Trusts beneficially owns 668,298 shares, which constitutes approximately 13.24% of the outstanding shares of Common Stock.

         Lucy Lang, as a trustee of the EJ 1994 Trust, shares power with the other trustees to vote or direct the vote and to dispose or direct the disposition of 222,766 shares of Common Stock owned by the EJ 1994 Trusts, assuming the conversion and exercise of all Preferred Stock and Warrants owned by the EJ 1994 Trust. Lucy Lang, as a trustee of the EJ 1994 Trust, beneficially owns 222,766 shares, which constitutes approximately 4.84% of the outstanding shares of Common Stock.

         Theodore N. Mirvis, as a trustee of the EJ Trust, shares power with the other trustees to vote or direct the vote and to dispose or direct the disposition of 445,532 shares of Common Stock owned by the EJ Trust, assuming the conversion and exercise of all Preferred Stock and Warrants owned by the EJ Trust. Theodore N. Mirvis, as a trustee of the EJ Trust, beneficially owns 445,532 shares, which constitutes approximately 9.23% of the outstanding shares of Common Stock.

         Assuming the exercise of all Preferred Stock and Warrants held by the Trusts, the Reporting Persons may be deemed to beneficially own in the aggregate 1,113,829 shares of Common Stock, representing approximately 20.28% of the Common Stock outstanding.

         (c) There have been no transactions in Common Stock effected during the past 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Stock being reported on this Statement.

                                                             Page 15 of 19 Pages

         (d) Not Applicable.

         (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as otherwise described in this Statement, there are no material contracts, arrangements, understandings or relationships among the Reporting Persons or between any of them and any other persons with respect to any securities of the Company.

Item 7.  Material to be filed as Exhibits

         1. Written Agreement of Reporting Persons relating to the filing of this Statement as required by Rule 13d-1(f).

         2. Amended and Restated Certificate of Designations of Series D Convertible Preferred Stock of Genta. Incorporated by reference to Exhibit A of Schedule 13D filed by United Congregations Mesora as of July 11, 1997, with respect to the Common Stock of Genta Incorporated.


         3. Warrant Agreement. Incorporated by reference to Exhibit B of Schedule 13D filed by United Congregations Mesora as of July 11, 1997, with respect to the Common Stock of Genta Incorporated.

                                                             Page 16 of 19 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 15, 1997

                       MICHAEL G. JESSELSON 4/8/71 TRUST

                       By /s/
                          -------------------------------
                          Michael G. Jesselson
                          Trustee

                       By /s/
                          -------------------------------
                          Benjamin J. Jesselson
                          Trustee

                       By /s/
                          -------------------------------
                          Erica Jesselson
                          Trustee

                       BENJAMIN J. JESSELSON 4/8/71 TRUST

                       By /s/
                          -------------------------------
                          Michael G. Jesselson
                          Trustee

                       By /s/
                          -------------------------------
                          Benjamin J. Jesselson
                          Trustee

                       By /s/
                          -------------------------------
                          Erica Jesselson
                          Trustee

                       ERICA JESSELSON 1994 CLAT

                       By /s/
                          -------------------------------
                          Michael G. Jesselson
                          Trustee

                       By /s/

                          -------------------------------
                          Benjamin J. Jesselson
                          Trustee

                       By /s/
                          -------------------------------
                          Erica Jesselson
                          Trustee

                                                             Page 17 of 19 Pages

                       By /s/
                          -------------------------------
                          Lucy Lang
                          Trustee

                       ERICA JESSELSON 6/2/89 TRUST

                       By /s/
                          -------------------------------
                          Michael G. Jesselson
                          Trustee

                       By /s/
                          -------------------------------
                          Benjamin J. Jesselson
                          Trustee

                       By /s/
                          -------------------------------
                          Theodore N. Mirvis
                          Trustee